

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

November 18, 2024

Robert R. Dillard
Chief Financial Officer
Sonoco Products Company
1 N. Second Street
Hartsville, SC 29550

> **Re: Sonoco Products Company**
> **Form 10-K for the Year Ended December 31, 2024**
> **Form 10-Q for the Quarter Ended June 30, 2024**
> **File No. 001-11261**

Dear Robert R. Dillard:

We have reviewed your November 14, 2024 response to our comment letter and have the following comment(s).

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our October 15, 2024 letter.

Form 10-Q for the Quarter Ended June 30, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations
Reportable Segments
Consumer Packaging, page 51

1. We note your response to prior comment 4. Please revise future filings to disclose the reasons why the metric "productivity" or "productivity savings" is useful to investors, how management uses the metric, and any assumptions underlying the metric or its calculation. See guidance in the SEC's Release No. 33-10751 *Commission Guidance on Management's Discussion and Analysis of Financial Condition and Results of Operations.*

Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Manufacturing